Exhibit 99.1

BANCOLOMBIA ANNOUNCES LIABILITY MANAGEMENT TRANSACTION IN THE INTERNATIONAL MARKETS

Medellin, Colombia, November 25, 2019

Bancolombia announces the beginning of a liability management transaction designed to optimize the capital and indebtedness structure of the bank.

Pursuant to this transaction, Bancolombia will issue subordinated notes due 2029 and use the proceeds from the offering to repurchase a portion of the subordinated notes due 2020 and 2022 for an amount of up to US$750,000,000 in accordance with the terms to be set forth in an offer to purchase to be published in connection thereof. The exchange will follow a dealer-intermediated tender offer for the subordinated notes due 2020 and 2022. Bancolombia will use any remaining proceeds for general corporate purposes.

The newly issued subordinated notes will be issued by Bancolombia pursuant to the terms and conditions approved by its Board of Directors, which allows for the issuance of both senior and subordinated notes in one or more offerings.

This announcement shall not constitute an offer to sell or the solicitation of any offer to buy securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification, or exemption from registration of such securities under the securities law of any such state or jurisdiction and any such offer to sell, or the solicitation of any offer to buy securities will be made by means of a prospectus that may be obtained from Bancolombia at Carrera 48 # 26-85, Avenida Los Industriales, Medellín, Colombia (Attention: Investor Relations, Telephone Number: (574) 404-1837).

Contacts

Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837